99-3

CONSTANT PRICES AND COSTS

ECONOMIC EVALUATION OF CERTAIN

PETROLEUM AND NATURAL GAS RESERVES

Owned by

ASPEN ENDEAVOUR RESOURCES INC.

Prepared for:

ASPEN ENDEAVOUR RESOURCES INC.

Effective January 1, 2004

Prepared By:

RELIANCE ENGINEERING GROUP LTD.

Petroleum Consultants

March 15, 2004

Aspen Endeavour Resources Inc.

File No. 1397C

Suite 200, 630 - 4 Avenue S.W.

Calgary, Alberta  T2P 0J9

ATTENTION:  Mr. Ron Mercer, VP Operations

Gentlemen:

In accordance with your authorization, Reliance Engineering Group Ltd. has prepared an economic evaluation of certain petroleum and natural gas reserves owned by Aspen Endeavour Resources Inc. (referred to as the "Company" herein).  The effective date of this report is January 1, 2004.  Reserves and associated economics holding prices and operating costs constant are summarized as follows:

                                                                                                           TABLE A (CONSTANT VALUES)

                                                                                                                  RESERVES SUMMARY

                                                                   COMPANY INTEREST

     Gross Remaining Reserves 100% Lease

                         Company Gross

                              Company Net

                   Oil

Gas(1)

 NGL

                  Oil

Gas(1)

 NGL

                  Oil

Gas(1)

 NGL

Light & Medium

Heavy

Light & Medium

Heavy

Light & Medium

Heavy

       MSTB

MSTB

MMCF

MSTB

       MSTB

MSTB

MMCF

MSTB

      MSTB

MSTB

MMCF

MSTB

Proven Producing

81.6

233.4

8319

4.1

16.6

60.1

2394

1.4

14.9

54.3

1751

1.0

____

_____

____

_____

____

____

____

____

____

____

____

____

Total Proven

81.6

233.4

8319

4.1

16.6

60.1

2394

1.4

14.9

54.3

1751

1.0

Probable

--

17.7

909

1.9

--

4.7

166

0.7

--

4.6

127

0.5

Additional

____

_____

____

_____

____

____

____

____

____

____

____

____

Total Proven Plus

81.6

251.1

9228

6.0

16.6

64.8

2560

2.1

14.9

58.9

1878

1.5

Probable Additional

Possible

--

--

309

2.2

--

--

106

0.7

--

--

89

0.5

____

_____

____

_____

____

____

____

____

____

____

____

____

Proven Plus

81.6

251.1

9537

8.2

16.6

64.8

2666

2.8

14.9

58.9

1967

2.0

Probable Plus

Possible

Note:

1.

Includes Non-Associated and Associated Sales Gas

Aspen Endeavour Resources Inc.

March 15, 2004

                         TABLE B (INCLUDING ARTC)

         TOTAL COMPANY INTERESTS (CONSTANT VALUES)

CUMULATIVE FUTURE CASHFLOW IN THOUS. OF $ (CDN)

                       DISCOUNTED

Undisc.

5%

10%

15%

20%

Proven Producing

7,278

5,777

4,893

4,297

3,861

_____

______

______

_____

_____

Total Proven

7,278

5,777

4,893

4,297

3,861

Probable Additional

779

637

550

492

451

_____

_____

_____

_____

_____

Total Proven Plus

8,057

6,414

5,443

4,789

4,312

Probable Additional

Possible

325

305

287

271

258

_____

_____

_____

_____

_____

Total Proven Plus

8,382

6,719

5,730

5,060

4,570

Probable Plus Possible

TABLE C - COMPANY INTERESTS ARTC (CONSTANT VALUES)

            CUMULATIVE CASHFLOW IN THOUSANDS OF DOLLARS

                       DISCOUNTED

Undisc.

5%

10%

15%

20%

Proven Producing

74

71

68

65

63

___

___

___

___

___

Total Proven

74

71

68

65

63

Probable Additional

34

32

31

30

29

___

___

___

___

___

Total Proven Plus

108

103

99

95

92

Probable

Possible

26

25

24

23

21

___

___

___

___

___

Total Proven Plus

134

128

123

118

113

Probable Plus Possible ARTC

(Included above)

Note:

1.

All values presented in this report are before income tax.

2. The estimated future cashflow represents the Going Concern Value (GCV) but does not necessarily represent the market value (MV).

Aspen Endeavour Resources Inc.

March 15, 2004

Company gross reserves as used herein means those reserves accruing to the Company after deduction of all outside working interests but before deduction of overriding and lessor royalties and before Crown royalties.

Net reserves as used herein means those reserves accruing to the Company after deduction of all outside working interests, overriding and lessor royalties and Crown royalties.  At the request of the Company, well abandonment costs and future liabilities were not included in the cashflow analysis of this report, as the Company provides for these liabilities at a corporate level.  The cash flow forecasts are after direct lifting costs, normal allocated overhead and future investments but before well abandonment and lease clean-up costs and income tax.  Crown royalties in the Provinces of Alberta and Saskatchewan as applicable to petroleum and natural gas, as revised from time to time, have also been utilized.  It should be noted that only those properties assigned reserves have been evaluated in this report.  Properties not assigned reserves and which may incur future liabilities to the Company have not been taken into account.

The Alberta Royalty Tax Credit (ARTC) was calculated based on the applicable regulations in effect at January 1, 2004 and assumed to continue from January 1, 2007 at a rate of 25 percent per year to a maximum of $500,000 per year for the life of the remaining reserves.

The properties were evaluated by Reliance Engineering Group Ltd. in accordance with the following National Instrument 51-101 definitions.

I

Proved Reserves

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

II

Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

III

Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Aspen Endeavour Resources Inc.

March 15, 2004

Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

Each of the reserves categories (proved, probable, and possible) may be divided into developed or undeveloped categories.

Developed Reserves

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-Producing Reserves

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing.  This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Aspen Endeavour Resources Inc.

March 15, 2004

Levels of Certainty for Reported Reserves

The qualitative certainty levels contained in the definitions in Section I, II and III are applicable to individual reserves entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.

Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following level of certainty under a specific set of economic conditions:

a.

There is a 90% probability that at least the estimated proved reserves will be recovered.

b.

There is a 50% probability that at least the sum of the estimated proved reserves plus probable reserves will be recovered.

c.

There is a 10% probability that at least the sum of the estimated proved reserves plus probable reserves plus possible reserves will be recovered.

A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted.  The majority of reserves estimates will be performed using deterministic methods that do not provide a quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook.  Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgement as to what are reasonable estimates.

A summary of the Company's gross working interest share of remaining reserves and present worth values discounted at 10% and 15% are presented on a property, area and Province basis in Table 1.

The product prices used in the report are summarized on Table 2.

Aspen Endeavour Resources Inc.

March 15, 2004

Estimates of reserves and production forecasts were prepared on the basis of generally accepted engineering methods.  Although these estimates are considered reasonable, future performance may vary from the forecasts presented herein and may justify either an increase or decrease in the reserves.

All information furnished by the Company, including the extent and character of ownership of the properties, was accepted as represented.  Reliance Engineering Group Ltd. has not verified ownership of the properties studied herein by virtue of a title search.  All basic reserve data, economic parameters, including price and cash flow projections have been based upon the personal interpretation of Reliance Engineering Group Ltd. staff members and represent their opinion.  Data used in this report were obtained from the Company, from records on file with the AEUB and from the non confidential files of Reliance Engineering Group Ltd.

At such time as you may wish to discuss the report in detail, we would be pleased to do so.

Yours truly,

RELIANCE ENGINEERING GROUP LTD.

Per:  A. J. Shah, P. Eng.

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